

16013510

aub

UNITEDSTATES
:URITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50128

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: State Farm VP Management Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Three State Farm Plaza, N 2
(No. and Street)

Bloomington	IL	61791-0001
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Mikel 309-735-4791
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

One North Wacker Dr	Chicago	IL	60606-2807
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Mikel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of State Farm VP Management Corp., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



OFFICIAL SEAL
Vicki L. Vance
NOTARY PUBLIC - STATE OF ILLINOIS
My Commission Expires Nov. 16, 2017

Signature

Vice President Financial & Secretary

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATE FARM VP MANAGEMENT CORP.

(A wholly-owned subsidiary of State Farm Investment Management Corp.)

Financial Statements and Supplemental Schedules
December 31, 2015 and 2014

State Farm

State Farm VP Management Corp.
Index
December 31, 2015 and 2014

Page(s)



Report of Independent Registered Public Accounting Firm

To the Board of Directors of State Farm VP Management Corp.

In our opinion, the accompanying statements of financial condition and the related statements of operations, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of State Farm VP Management Corp. (the "Company") at December 31, 2015 and December 31, 2014, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934 appears on the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and the Exemption Statement from Reserve Requirement under 15c3-3 schedules. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information on the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and the Exemption Statement from Reserve Requirement under 15c3-3 schedules schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

The Company is a wholly-owned subsidiary of State Farm Investment Management Corp. and, as disclosed in the financial statements, has extensive transactions and relationships with State Farm Mutual Automobile Insurance Company and its affiliates. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

PricewaterhouseCoopers LLP

February 25, 2016

PricewaterhouseCoopers LLP, One North Wacker Drive Chicago, IL 60606
T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us

State Farm VP Management Corp.
Statements of Financial Condition
December 31, 2015 and 2014

	December 31, 2015	December 31, 2014
Assets		
Cash and cash equivalents	$ 44,764,903	$ 46,376,625
Receivable from funds for 12b-1 fees	2,283,226	2,348,342
Receivable from Parent	3,169,941	3,856,987
Receivables from other affiliates and associated partnership	1,081,732	1,048,606
Receivable from distribution fees	139,133	1,288,554
Prepaid commissions expense	2,037,655	2,404,841
Deferred tax assets, net	12,024,308	21,206,690
Other assets	1,221	671
Total assets	$ 65,502,119	$ 78,531,316
Liabilities and Stockholder's Equity		
Liabilities		
Payable to affiliates	$ 25,636,650	$ 33,896,030
Other payables	225,980	270,253
Total liabilities	$ 25,862,630	$ 34,166,283
Stockholder's equity		
Common stock, $1 par value; 20,000 shares authorized, 10,000 shares issued and outstanding	$ 10,000	$ 10,000
Additional paid-in capital	267,190,000	267,190,000
Accumulated deficit	(227,560,511)	(222,834,967)
Total stockholder's equity	39,639,489	44,365,033
Total liabilities and stockholder's equity	$ 65,502,119	$ 78,531,316

The accompanying notes are an integral part of these financial statements.

State Farm VP Management Corp.
Statements of Operations
Years Ended December 31, 2015 and 2014

	Year Ended December 31, 2015	Year Ended December 31, 2014
Revenue		
Commissions		
Mutual Funds	$ 41,993,531	$ 38,054,377
Variable Products	2,826,230	2,877,951
Phoenix Variable Products	2,144,651	1,791,967
529 Plans	2,873,559	2,653,094
Income from distribution fees	4,680,806	4,872,736
12b-1 fees	27,030,040	24,526,547
Other income	5,465	5,291
Total revenue	$ 81,554,282	$ 74,781,963
Expenses		
Commissions		
Mutual Funds	$ 33,458,573	$ 30,649,252
Variable Products	2,282,297	2,370,367
Phoenix Variable Products	480,754	524,922
529 Plans	1,450,469	1,337,136
Administrative expense - IPSI	1,663,892	1,266,766
Agency incentives and bonuses - Mutual Funds	10,703,065	9,569,905
Agency incentives and bonuses - Variable Products	543,933	507,584
Agency incentives and bonuses - Phoenix Variable Products	6	279
Department salaries and benefits	20,658,993	17,302,146
Other allocated shared company expenses	4,902,823	5,285,390
Advertising and marketing	5,799,902	5,312,129
General and administrative and other	2,223,131	2,199,528
Office equipment and rent	805,180	835,306
Regulatory fees	2,501,212	2,440,724
Systems support and maintenance	536,385	629,753
Total expenses	$ 88,010,614	$ 80,231,187
Loss before income taxes	(6,456,332)	(5,449,224)
Income tax benefit	1,730,788	2,460,262
Net loss	$ (4,725,544)	$ (2,988,962)

The accompanying notes are an integral part of these financial statements.

State Farm VP Management Corp.
Statements of Changes in Stockholder's Equity
Years Ended December 31, 2015 and 2014

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at December 31, 2013	$ 10,000	$ 267,190,000	$ (219,846,005)	$ 47,353,995
Net loss	-	-	(2,988,962)	(2,988,962)
Balance at December 31, 2014	$ 10,000	$ 267,190,000	$ (222,834,967)	$ 44,365,033
Net loss	-	-	(4,725,544)	(4,725,544)
Balance at December 31, 2015	$ 10,000	$ 267,190,000	$ (227,560,511)	$ 39,639,489

The accompanying notes are an integral part of these financial statements.

State Farm VP Management Corp.
Statements of Cash Flows
Years Ended December 31, 2015 and 2014

	Year Ended December 31, 2015	Year Ended December 31, 2014
Cash flows from operating activities		
Net loss	$ (4,725,544)	$ (2,988,962)
Adjustments to reconcile net loss to net cash provided by operating activities		
Decrease/(Increase) in receivable from funds for 12b-1 fees	65,116	(364,540)
Decrease/(Increase) in receivable from Parent	687,046	(1,051,796)
(Increase) in receivable from other affiliates and associated partnership	(33,126)	(26,360)
Decrease/(Increase) in receivable from distribution fees	1,149,421	(193,551)
Decrease in prepaid commission expense	367,186	51,089
Decrease in deferred tax asset	9,182,382	81,580
(Increase) in other assets	(549)	(315)
(Decrease)/Increase in payable to affiliates and other payables	(8,303,654)	4,707,238
Net cash provided by (used in) operating activities	$ (1,611,722)	214,383
Cash and cash equivalents		
Beginning of year	46,376,625	46,162,242
End of year	$ 44,764,903	$ 46,376,625
Supplementary Information		
Cash paid for interest on prior year taxes	664,617	-

The accompanying notes are an integral part of these financial statements.

1. General Information

State Farm VP Management Corp. (the "Company") is a registered broker and dealer in securities under the Securities Exchange Act of 1934 for three mutual fund groups: State Farm Associates' Funds Trust ("Associates' Trust"), State Farm Variable Product Trust ("VP Trust"), and State Farm Mutual Fund Trust ("SFMFT"). The Company's designated self-regulatory organization is the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary of State Farm Investment Management Corp. ("SFIMC"). SFIMC is a wholly-owned subsidiary of State Farm Mutual Automobile Insurance Company ("SFMAIC").

The Company has a sales agreement with State Farm Life Insurance Company ("SFL") and State Farm Life and Accident Assurance Company ("SFLAAC"), which are wholly-owned subsidiaries of SFMAIC, to sell variable annuity and variable life products. The Company ceased distribution of new variable annuities and variable life products for SFL and SFLAAC on October 1, 2008; however, the Company will continue to service these variable annuities and variable life products.

The Company has a sales agreement with Insurance Placement Services, Inc. ("IPSI") to sell Phoenix Home Life Mutual Insurance Company ("Phoenix Home Life") variable annuities and variable life products to investors. IPSI, a wholly owned subsidiary of SFMAIC, is an affiliate of the Company who provides administrative services for the variable annuities and variable life products. The Company ceased distribution of new variable annuities and variable life products for Phoenix Home Life on March 5, 2009; however, the Company will continue to service these variable annuities and variable life products.

The Company offers The State Farm College Savings Plan (the "Plan"). The Plan is sponsored by the State of Nebraska and administered by the Nebraska State Treasurer. The Plan is established in cooperation with the Company, and an associated partnership with OFI Private Investments ("OFIPI"), a subsidiary of Oppenheimer Funds Inc., and the State of Nebraska, pursuant to which the Company offers classes of shares in a series of accounts within the Nebraska Educational Savings Plan Trust (the "Trust") that are managed and distributed by Oppenheimer Funds Distributor, Inc. ("OFDI" and together with OFIPI "Oppenheimer"). The Trust offers other accounts that are not affiliated with the Plan.

2. Significant Accounting Policies

The financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America (U.S. GAAP). Significant accounting policies include:

a. Cash and cash equivalents, which represent investments with original maturities of ninety days or less, are invested in a money market fund and are considered to approximate their fair value due to their short-term nature and generally negligible credit losses.

b. Fair value is defined as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. A three-tier hierarchy is used to classify fair value measurements for disclosure purposes. The three-tier hierarchy of inputs is summarized in three broad levels as follows:

   - Level 1 - Unadjusted quoted prices in active markets that are accessible to the Company for identical assets or liabilities.

   - Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. These inputs may include quoted

2. Significant Accounting Policies – continued

prices for the identical instrument on an inactive market, quoted prices for similar instruments in active markets, interest rates, yield curves and credit spreads. For assets or liabilities with a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability.

- Level 3 - Unobservable inputs for the asset or liability to the extent that relevant observable inputs are not available. These inputs, based on the best information available in the circumstances, would include reasonably available information about the assumptions that a market participant would use in valuing the asset or liability and might include the Company's own data.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the markct, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3. The company has no Level 3 investments in 2015 and 2014.

The inputs used to measure the fair value of an asset or liability might be categorized within different levels of the fair value hierarchy. In those cases, the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

Assets measured at fair value on a recurring basis are summarized below:

	Level 1	Level 2	Level 3	Total 12/31/2014
Money Market Funds	$46,376,625	-	-	$46,376,625

	Level 1	Level 2	Level 3	Total 12/31/2015
Money Market Funds	$44,764,904	-	-	$44,764,904

Level 1 Measurements:

Level 1 assets include actively-traded short-term money market mutual funds valued at quoted net asset value.

The Company recognizes transfers between levels at the end of the reporting period. There were no transfers between levels for 2015 and 2014.

c. Dividend income earned on the money market fund is recorded as income on the ex-dividend date on a daily basis.

d. Commission revenue is recognized when earned and related expenses are recorded when incurred on mutual fund sales. Class A and Legacy Class A shares of the SFMFT are sold with a front-end sales charge. This represents commission income to the Company, a significant portion of which is paid to the registered representative with the remaining retained by the Company. Class B, Legacy Class B, Class R-1, and Class R-2 shares of the SFMFT are sold without a front-end sales charge. The appropriate commission is paid to the registered representative at the time of sale of the Class B, Legacy Class B, Class R-1 or Class R-2 shares; however, the commission expense is amortized over a six-year period to correlate with the

2. Significant Accounting Policies – continued

additional revenue resulting from the larger 12b-1 fee that is assessed on these shares. For the Class B shares, the larger 12b-1 fee is only assessed for the first eight years. In addition, the Class B and Legacy Class B shares are subject to a Contingent Deferred Sales Charge ("CDSC"). The CDSC is collected when these shares are redeemed within the first six years of the purchase date and is recorded as commission revenue at that time. Effective May 1, 2015, the Company ceased distribution of new Class B and Legacy Class B shares; however, the Company will continue to service these Class B and Legacy Class B shares. Shares of these classes sold prior to May 1 have ongoing amortization for corresponding commission expense as well as CDSC fees within the first six years.

Commission revenue is recognized when earned and related expenses are recorded when incurred on variable annuities and life insurance sales. Commissions paid to registered representatives on these products are based on the respective commission schedules. Under the sales and servicing agreement with SFL and SFLAAC, the Company pays the commission income on the variable annuities and variable life insurance products to the registered representative in the form of commissions and incentives/bonuses expense, generating a zero net income effect in the Company's Statements of Operations.

Under the sales and servicing agreement with IPSI, commission income on the Phoenix Home Life products is paid to the registered representative in the form of commissions and incentives/bonuses, with the remaining remitted to IPSI as an administrative expense generating a zero net income effect in the Company's Statements of Operations.

Under the selling agent agreement with Oppenheimer, a portion of commission income on Oppenheimer 529 Plan products is paid to the registered representatives.

e. The Company recognizes income for 12b-1 distribution fees on the shares in the SFMFT. Shares are charged 12b-1 fees at an annual percentage rate of the average daily net assets to compensate the Company for certain distribution and shareholder servicing expenses.

f. Distribution fees are recognized as income when earned.

Under the Distribution & Marketing Support Agreement between the Company and BlackRock Fund Advisors (BlackRock), BlackRock will pay the Company an annual fee of seven basis points on the total average daily net assets of the LifePath Retirement, LifePath 2020, LifePath 2030, Life Path 2040, and LifePath 2050 funds (collectively, the "LifePath Funds") of the SFMFT for sales, marketing, and distribution support services related to the LifePath Funds. Effective November 1, 2015, the Distribution & Marketing Support Agreement has been discontinued.

Under the Revenue Sharing Agreement between the Company and OFDI, OFDI will pay the Company an annual fee of 15 basis points on the total average daily net assets of the Plan attributable to the Company.

g. The Company records federal tax accounts in accordance with the tax agreement with SFMAIC. The method of allocation for the federal current tax accounts, including deferred tax assets related to tax credit or loss carryovers ("tax attributes"), is based upon the Company's contribution to the consolidated tax liability, with current credit for losses. The method of allocation for the deferred tax accounts, excluding tax attributes but including any required

2. Significant Accounting Policies – continued

valuation allowance, is based on the Company's contribution to the consolidated temporary difference for each item giving rise to a deferred tax asset or liability.

Federal Income Tax
The Company files a consolidated federal income tax return with the following companies:
State Farm Mutual Automobile Insurance Company
State Farm Fire and Casualty Company
State Farm General Insurance Company
State Farm Life Insurance Company
State Farm Life and Accident Assurance Company
State Farm Health Insurance Company
State Farm Lloyds
State Farm Indemnity Company
State Farm Guaranty Insurance Company
State Farm Florida Insurance Company
State Farm International Services, Inc.
State Farm Lloyds, Inc.
State Farm Investment Management Corp.
State Farm Bank, FSB
State Farm International Holding Company (previously State Farm Investor Services (Canada) Holding Company)
Plaza One Realty Company
Insurance Placement Services, Inc.
State Farm Realty Investment Company
Oglesby Reinsurance Company
Dover Bay Specialty Insurance Company

The consolidated federal income tax liability is apportioned to each company in accordance with an agreement authorized by each Company's Board of Directors or Underwriters. The allocation is based upon separate return calculations after consolidating adjustments for regular and alternative minimum tax with current credit for net losses and tax credits used by the consolidated group. Intercompany federal income tax balances are settled as follows: 1) intercompany federal income tax receivables and payables which relate to the current tax year will be settled within ninety (90) days; 2) any refunds of federal income tax will be settled within thirty (30) days of receipt of the refund; and 3) any payments of federal income tax due will be settled within thirty (30) days of payment of the tax due.

The Company files state income tax returns in 46 states and the District of Columbia ("D.C."). In 25 of those states and D.C., SFVPMC is required to join affiliated companies in a combined/consolidated filing. In these combined/consolidated returns, SFVPMC records the hypothetical separate company expense in the current year. SFVPMC files separate company tax returns in the remaining 21 states.

The Company allocates state income tax expense under the hypothetical separate company basis in consolidated or combined filings in accordance with the tax agreement with SFMAIC and affiliates established in 2014. The agreement ensures each company in the group incurs tax expense based on its individual performance without regard to the performance of other affiliates in the filing.

2. Significant Accounting Policies – continued

The method of allocation for the state tax account balances, including the assessment of the realizability of state deferred tax assets, is determined on a separate company basis. The Company weighs both the positive and negative evidence in determining whether it is more likely than not that the state net deferred tax asset will be realized.

During 2015, the Company was not profitable on a separate company basis and determined that it is more likely than not that the Company would not realize its entire state deferred tax asset. Therefore, as of December 31, 2015, the Company maintained a valuation allowance for the full amount of the state deferred tax asset (net of federal income taxes) of $8,672,277 (2014: $9,013,413). The Company is projecting that it will not generate sufficient taxable income within the statutory carryforward period to benefit from the loss carryforwards in certain states.

h. Significant uncertain tax positions are considered under a two-step approach which includes a recognition component based upon the merits of the technical position and a measurement component related to the recognized tax benefit. The difference between the benefit recognized and the tax benefit claimed on a tax return is referred to as an unrecognized tax benefit (UTB). The Company recognizes income tax-related interest and penalties, if applicable, within the income tax provision. The Company has not recorded a UTB as of December 31, 2015. Management is not aware of any tax positions for which it is reasonably possible that the total amounts of UTB will significantly change in the next twelve months.

The Company files a federal consolidated income tax return with SFMAIC and its affiliates. An administrative appeal for tax years 2000 through 2010 is currently pending. The anticipated resolution of the issues is not expected to have a material adverse effect on the equity of the Company.

The Company and its affiliates file various state income tax returns and those state returns remain subject to examination from 2000 to present in conjunction with the results of federal examinations, litigation, and appeals for those years.

Changes in prior year tax liability may result in reallocation of prior year tax.

i. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

SFMAIC and its affiliates currently provide post-career benefits in the form of health care and life insurance. Eligible former employees, eligible former agents and their eligible dependents currently may participate in these plans. The Company is allocated a portion of the total post-career benefits provided by SFMAIC and its affiliates. The Company has no direct legal obligation for the benefits under the plan.

The Company's share of the net post-career benefit cost for the year ended December 31, 2015 was $1,637,596. The net post-career benefit cost for the year ended December 31, 2014 was $1,487,887. This expense includes paid benefits, the expected cost of the potential health care and life insurance benefits for newly eligible post-career associates, interest cost and

2. Significant Accounting Policies – continued

amortization of the transition obligation. This is recognized as part of Salaries and Benefits expense in the Statements of Operations.

At December 31, 2015, the Company's share of the unfunded post-career benefit obligation attributable to the potential health care and life insurance benefits for post-career associates was $13,969,992. The Company's share at December 31, 2014 was $12,660,112. This is recognized as part of the Payable to affiliates in the Statements of Financial Condition.

3. Income Taxes

Components of the income tax benefit are as follows:

	2015	2014
Current income tax benefit (expense)		
Federal	$ 10,956,016	$ 2,581,567
State	(42,847)	(39,725)
	10,913,169	2,541,842
Deferred income tax benefit (expense)		
Federal	(9,182,382)	(81,580)
State	-	-
	(9,182,382)	(81,580)
Net income tax benefit	$ 1,730,787	$ 2,460,262

3. Income Taxes - continued

Deferred income taxes result from differences between the amount of assets and liabilities as measured for income tax return and for financial reporting purposes. The significant components of the deferred tax assets and liabilities at December 31 are as follows:

	2015	2014
Deferred tax assets		
Operating losses carried forward for state income taxes, net of federal benefit	$ 8,505,142	$ 8,854,548
AMT Credits	4,524,714	14,078,138
Post retirement beneft	4,998,463	4,529,788
Agency deferred compensation	878,051	1,006,617
Accrued vacation expense	738,956	807,419
Supplemental retirement benefit	831,052	716,035
Accrued self-insurance expense	141,890	176,517
Accrued legal expenses	62,615	51,041
2000-2004 federal income tax audit expense	15,651	-
National convention	51	-
Gross deferred tax assets	20,696,585	30,220,103
Valuation allowance	(8,672,277)	(9,013,413)
Net deferred tax assets	$ 12,024,308	$ 21,206,690
Change in Valuation Allowance		
Balance at January 1, net of federal benefit	$ 9,013,413	$ 9,786,152
(Decrease)/Increase in valuation allowance for operating losses carried forward for state income taxes	(341,136)	(772,739)
Balance at December 31, net of federal benefit	$ 8,672,277	$ 9,013,413

A reconciliation of the provision for income taxes computed at the statutory rates compared to the provision for actual income taxes is as follows:

	2015		2014	
	Amount	%	Amount	%
Federal income tax benefit at statutory rate	$ 2,259,716	35.00%	$ 1,907,228	35.00%
(Decrease)/Increase resulting from:				
State income tax, net of federal benefit	(27,851)	(0.43%)	(25,821)	(0.47%)
Settlements of prior year tax exams	(432,001)	(6.69%)	639,422	11.73%
Other	(69,077)	(1.07%)	(60,567)	(1.11%)
Net income tax benefit	$ 1,730,787	26.81%	$ 2,460,262	45.15%

In 2015, the Company paid $664,617 of interest to the IRS related to tax years 1996-1999. The tax on the interest was $232,616 resulting in a settlement of prior year tax exams of $432,001. In 2014, the Company received $983,726 of interest from the IRS related to tax years 1996-1999 and 2000-2004. The tax on the interest was $344,304 resulting in a settlement of prior year tax exams of $639,422.

4. Transactions with Affiliates and Associated Partnership

	Expense incurred in 2015	Payable as of 12/31/2015	Expense incurred in 2014	Payable as of 12/31/2014
Affiliate Transactions:				
SFMAIC	$ 79,312,195	$ 24,950,623	$ 72,215,374	$ 33,218,947
SFIC	355,856	-	329,299	-
SFL	2,826,230	659,866	2,877,951	644,732
IPSI	2,144,651	26,160	1,791,967	32,350
Total for all affiliates	$ 84,638,931	$ 25,636,650	$ 77,214,591	$ 33,896,030

At December 31, 2015 and 2014, the Company had amounts due to/from SFMAIC, affiliates and an associated partnership for commissions, agents' incentives, income taxes and general expenses resulting from the sales of variable annuities and variable life products and SFMFT products. The cost of Financial Service Advisors ("FSA"), Sales Administrative Specialist/Securities Principal ("SASSP"), and Internal Sales Support ("ISS") are also included in these expenses. The FSAs provide training to agents on the sale of financial products and the SASSPs perform reviews of agents' work products and procedures to ensure regulatory compliance. ISS assists agents with questions related to the sale of the SFMFT.

Many expenses appearing within the accompanying Statements of Operations are allocated from SFMAIC or other affiliates. The Company, SFMAIC, SFL and State Farm Indemnity Company ("SFIC") are parties to servicing agreements whereby SFMAIC, SFL and SFIC provide certain services and office space to the Company. The Company and these affiliates share certain administrative, occupancy, advertising and marketing expenses. The allocation of these expenses is determined through various drivers and is included in the accompanying Statements of Operations. The payable to Parent (SFMAIC) included in the accompanying Statements of Financial Condition represents expense allocations net of reimbursement to the Company for the use of its Net Operating Loss ("NOL"). Amounts due/to from SFMAIC, affiliates and an associated partnership settle monthly. However, the payable to SFMAIC for the agents' incentives and bonuses is settled once per year, and the Company's share of the unfunded post-career benefit obligation remains outstanding and is recognized as part of the Payable to affiliates in the Statements of Financial Condition.

5. Indemnifications and Warranties

In the ordinary course of its business, the Company has entered into contracts or agreements with partners SFL and IPSI that contain indemnifications or warranties for variable annuities and variable life products that the Company sells and services through independent contractors. Future events could occur that lead to the execution of these provisions against the Company. The maximum exposure to the Company under these provisions is unknown as this would involve future claims that have not yet occurred. Pursuant to the terms of the agreements between the Company and its partners, the Company has the right to pursue collection or performance from its partners who do not perform under their contractual obligations However, the Company has not had any prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

6. Securities and Exchange Commission Rule 15c3-3

The Company claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 as provided by paragraph k(1). Accordingly, the Company is not required to submit a computation for

6. Securities and Exchange Commission Rule 15c3-3 – continued

the determination of reserve requirements or information relating to possession or control requirements.

7. Risk Disclosures

The Company's activities expose it to a variety of financial risks including, but not limited to, market risk. The overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on its financial performance. The Company is exposed to market risk since a significant portion of its revenue is generated in the form of 12b-1 fees by providing distribution services as a broker and dealer. This revenue is generally calculated as percentages of financial assets under management which are subject to significant market fluctuation. Any decrease in the level of financial assets under management could negatively impact revenue and total comprehensive income. Changes in bond, equity, derivative, or commodity prices, or in interest or foreign exchange rates could have a negative impact on the assets under management and consequently revenue and total comprehensive income.

The Company is also exposed to capital management risk, as it is potentially dependent on capital infusion from SFIMC to maintain operations for itself. Such an infusion may be necessary if cash balances are insufficient, which is possible if revenue does not grow as expected and/or expenses are not appropriately managed. Revenue generation is dependent upon financial markets (market risk) as well as new sales, and expenses may be impacted by shareholder activity/retention.

The Company is exposed to regulatory dynamics in numerous ways, including: expanding regulatory oversight and increasing regulations on the financial services industry; the introduction of new enforcement regulators; increased financial risk-based examinations; and the costs incurred in responding to regulatory inquiries, exams, etc. and staying abreast of regulatory changes and potential impacts.

8. Fidelity Bond

The Company maintains fidelity bond insurance with coverages for: fidelity, on premises, in transit, forgery or alteration, securities, and counterfeit currency. The aggregate loss limit is $1,000,000.

9. Regulatory Net Capital Requirement

Pursuant to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"), the Company is required to maintain minimum net capital and an allowable ratio of aggregate indebtedness to net capital as defined under this rule. The Company operates under the basic method, which requires minimum net capital, as defined, equal to the greater of $25,000 or 6-2/3% of aggregate indebtedness. At December 31, 2015, the Company had net capital of $21,690,939 which was $19,966,764 in excess of its required minimum net capital. The ratio of aggregate indebtedness to net capital is 1.19 to 1, which is in excess of the minimum requirement.

10. Subsequent Events

Management has evaluated subsequent events for recognition or disclosure through February 25, 2016, the date these financial statements were available for issuance and determined there were no subsequent events that required disclosure.

SUPPLEMENTAL SCHEDULES

State Farm VP Management Corp.
Computations of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2015

	2015
Total stockholder's equity	$ 39,639,489
Deductions and/or charges	
Nonallowable assets	
Receivable from Parent	1,465,811
Receivables from other affiliates and associated partnership	67,661
Receivable from Distribution Fees	139,133
Receivable from funds for 12b-1 fees	1,318,684
Deferred tax asset	12,024,308
Prepaid commission expense	2,037,655
Miscellaneous Receivable	-
Total deductions and/or charges	17,053,252
Net capital before haircuts on securities positions	22,586,237
Haircuts on securities	
Other securities	895,298
Net capital	$ 21,690,939
Aggregate indebtedness ("AI")	
Items included in statement of financial condition	$ 25,862,630
Total aggregate indebtedness	$ 25,862,630
Computation of basic net capital requirements	
Minimum net capital requirement (greater of 6 2/3% of AI or $25,000)	$ 1,724,175
Excess net capital	$ 19,966,764
Ratio: Aggregate indebtedness to net capital	1.19 to 1

There were no material differences between the above computation of net capital and the corresponding computation submitted by the Company in Part IIA of their unaudited Form X-17a-5 as of December 31, 2015.

State Farm VP Management Corp.
Exemption Statement from Reserve Requirement under 15c3-3
December 31, 2015

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under provisions of 17 C.F.R. § 240.15c3-3(k)(1).

State Farm VP Management Corp.

Mutual Funds
P.O. Box 219548
Kansas City, MO 64121-9548
1-800-447-4930

February 26, 2016

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

Re: State Farm VP Management Corp.
Audited Financial Statements

Dear Administrator:

Enclosed are two sets of the following:

Financial statements and additional information as of December 31, 2015 containing:

a. FOCUS Report form X-17A-5

b. Manually signed report of independent auditors

c. Manually signed independent auditors' supplementary report on internal control structure.

Appropriate copies are being filed simultaneously with the Securities and Exchange Commission in Chicago, Illinois.

Sincerely,



Tina Miller
Mutual Funds Regulatory Specialist

Enclosures

SIPC-7

(33 REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2015

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

19*19*******2586**********************MIXED AADC 220
050128 FINRA DEC
STATE FARM VP MANAGEMENT CORP
ATTN REGULATORY UNIT
THREE STATE FARM PLAZA N-1
BLOOMINGTON IL 61791-0001

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 0

B. Less payment made with SIPC-6 filed (exclude interest) (0)

Date Paid

C. Less prior overpayment applied (150)

D. Assessment balance due or (overpayment) (150.00)

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ (150.00)

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 0

H. Overpayment carried forward $(150.00)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

State Farm VP Management Corp.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 9 day of February, 20 16.

Mutual Funds Manager
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2015 and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 81,554,282
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	76,868,011
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	5465
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	6,314,448
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	83,187,924
2d. SIPC Net Operating Revenues	$ (1,633,642)
2e. General Assessment @ .0025	$ 0
	(to page 1, line 2.A.)



Report of Independent Registered Public Accounting Firm

To the Board of Directors of State Farm VP Management Corp.:

We have reviewed State Farm VP Management Corp.'s (the "Company") assertions, included in the accompanying Exemption Report: State Farm VP Management Corp. in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(1) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2015 except as described in Appendix A – "2015 Identified Exceptions – Exemption Report 15c3-3" to State Farm VP Management Corp.'s Exemption Report. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended December 31, 2015.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

February 25, 2016

PricewaterhouseCoopers LLP, One North Wacker Drive Chicago, IL 60606
T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us

Exemption Report: State Farm VP Management Corp.

State Farm VP Management Corp. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3(k):(1).

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k)(1) throughout the year ended December 31, 2015 except as described in Appendix A – "2015 Identified Exceptions – Exemption Report 15c3-3."

I, Mark Mikel, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



Vice President Financial & Secretary
State Farm VP Management Corp.

February 25, 2016

Appendix A - 2015 Identified Exceptions - Exemption Report 15c3-3

State Farm VP Management Corp (SFVPMC) does not allow its registered representatives to accept cash for securities products as it's the State Farm policy, in accordance with SEC Rule 15c3-3, to not take custody of customer funds. The exceptions identified below are incidents of when a registered representative of SFVPMC accepted cash in violation of the firm policy during the period January 1, 2015 to December 31, 2015.

Cash Received for Variable Products January 2015 - December 2015

Payment Date	Payment Amount
1/2/2015	$10.68
1/5/2015	$79.37
1/8/2015	$90.25
1/9/2015	$6.45
1/12/2015	$54.95
1/14/2015	$150.00
1/15/2015	$100.00
1/20/2015	$20.00
1/22/2015	$12.22
1/26/2015	$47.50
1/29/2015	$169.00
1/29/2015	$160.00
1/30/2015	$5.00
1/30/2015	$70.00
2/1/2015	$59.90
2/4/2015	$217.30
2/4/2015	$45.00
2/6/2015	$42.26
2/6/2015	$120.80
2/12/2015	$2.00
2/13/2015	$4.00
2/17/2015	$144.81
2/17/2015	$49.36
2/20/215	$50.00
2/24/2015	$50.00
2/27/2015	$182.00
3/2/2015	$52.30
3/3/2015	$95.52
3/3/2015	$110.00
3/9/2015	$250.00
3/10/2015	$87.25
3/13/2015	$185.57
3/18/2015	$20.00
3/19/2015	$50.00
3/24/2015	$110.00
3/24/2015	$394.84
3/25/2015	$98.00
3/27/2015	$50.00
4/1/2015	$116.50

Payment Date	Payment Amount
4/2/2015	$15.50
4/13/2015	$99.50
4/13/2015	$40.00
4/13/2015	$93.32
4/14/2015	$305.00
4/14/2015	$2.00

Payment Date	Payment Amount

Appendix A - 2015 Identified Exceptions - Exemption Report 15c3-3

Negotiable Instruments Payable to SFVPMC - January - December 2015

State Farm VP Mangement Corp. (SFVPMC) does not accept checks made payable to the broker-dealer as it's the State Farm policy, in accordance with SEC Rule 15c3-3, to not accept or take custody of customer funds. The exceptions identified below are incidents of when SFVPMC accepted money orders or checks made payable to the broker dealer in error during the period January 1, 2015 to December 31, 2015.

Date	Amount
8/31/2015	$5,150.53
9/8/2015	$1,658.66

Premium Fund Account Checks Received - January - December 2015

State Farm VP Mangement Corp (SFVPMC) does not accept cash or take custody of customer funds. The exceptions identified are incidents of when a registered representative accepted cash or deposited checks from a customer into a premium fund account and wrote a check made payable to State Farm on behalf of the customer and considered exceptions in accordance with SEC Rule 15c3-3 during the period January 1, 2015 to December 31, 2015.

Date	Amount	Date	Amount	Date	Amount
2/19/2015	$300.00	8/4/2015	$1,000.00		
3/10/2015	$13,000.00	9/16/2015	$13,000.00		
5/19/2015	$615.50	9/18/2015	$17,385.73		
7/21/2015	$294.00	10/23/2015	$25.50		

Untimely Forwarding of Checks from Registered Representatives Office - January - December 2015

State Farm VP Management Corp. (SFVPMC) requires its registered representatives to forward checks received in their office by noon of the next business day. SFVPMC identified situations the registered representative did not forward payments received in his/her office in a timely manner, which may equate to SFVPMC's failure to promptly transmit all funds received in connection with its activities as a broker or dealer. This activity also may involve SFVPMC's holding customer's funds. As such, these instances are considered exceptions in accordance with SEC Rule 15c3-3 during the period January 1, 2015 to December 31, 2015.

Date	Amount	Date	Amount	Date	Amount
1/2/2015	$600.00	3/5/2015	$25,000.00	5/4/2015	$6.22
1/6/2015	$400.00	3/9/2015	$28,673.18	5/7/2015	$40,000.00
1/12/2015	$50.00	3/16/2015	$250.00	5/14/2015	$1,000.00
1/15/2015	$2,000.00	3/12/2015	$2,176.74	5/18/2015	$9,433.48
1/23/2015	$1,471.90	3/17/2015	$400.00	5/21/2015	$1,000.00
1/26/2015	$106.70	3/18/2015	$50.00	5/22/2015	$1,185.18
1/30/2015	$250.00	3/26/2015	$50.00	5/27/2015	$50.00
2/3/2015	$5,633.79	4/3/2015	$9,093.13	6/10/2015	$6,500.00
2/9/2015	$50.00	4/4/2015	$6,500.00	6/24/2015	$3,800.00
2/13/2015	$3,631.14	4/7/2015	$230.00	6/29/2015	$11,858.45
2/17/2015	$312.40	4/15/2015	$500.00	7/13/2015	$1,000.00
2/17/2015	$2,000.00	4/17/2015	$46,951.67	7/14/2015	$26,493.94
2/18/2015	$1,327.52	4/21/2015	$250.00	8/17/2015	$1,000.00
2/23/2015	$250.00	4/24/2015	$450.00	9/29/2015	$71,312.51
2/23/2015	$303.36	4/27/2015	$50.00	10/1/2015	$1,445.56
2/25/2015	$620.38	4/30/2015	$250.00	10/1/2015	$75,000.00
2/26/2015	$5,000.00	5/1/2015	$50.00	10/8/2015	$281,914.73
3/2/2015	$2,000.00	5/1/2015	$200.00	10/8/2015	$8,762.87
3/4/2015	$1,147.86	5/1/2015	$250.00	10/15/2015	$1.83

Appendix A - 2015 Identified Exceptions - Exemption Report 15c3-3

Untimely Forwarding of Checks from Registered Representatives Office - January - December 2015

State Farm VP Management Corp. (SFVPMC) requires its registered representatives to forward checks received in their office by noon of the next business day. SFVPMC identified situations the registered representative did not forward payments received in his/her office in a timely manner, which may equate to SFVPMC's failure to promptly transmit all funds received in connection with its activities as a broker or dealer. This activity also may involve SFVPMC's holding customer's funds. As such, these instances are considered exceptions in accordance with SEC Rule 15c3-3 during the period January 1, 2015 to December 31, 2015.

Date	Amount	Date	Amount	Date	Amount
10/27/2015	$83,654.09				
10/27/2015	$11,960.23				
10/30/2015	$500.00				
11/13/2015	$1,632.67				
11/19/2015	$3,000.00				
11/27/2015	$30,000.00				
11/27/2015	$4,201.81				
12/2/2015	$5,500.00				
12/14/2015	$9,054.74				
12/14/2015	$300.00				
12/17/2015	$13,413.16				
12/18/2015	$36,374.88				
12/18/2015	$44,228.05				
12/30/2015	$1,000.00				



State Farm
Bloomington, IL

statefarm.com

CS 3680[illegible]